RSE COLLECTION, LLC

250 Lafayette Street, 2nd Floor

New York, NY 10012

June 26, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Jay Ingram, Legal Branch Chief

Re:RSE Collection, LLC
Post-Qualification Amendment No. 21
Filed June 22, 2020
File No. 024-10717

Ladies and Gentlemen:

We respectfully request that the above referenced Post-Qualification Amendment to the Offering Statement on Form 1-A for RSE Collection, LLC, a Delaware limited liability company, be declared qualified by the Securities and Exchange Commission before 11:00 AM Eastern Time on Tuesday, June 30, 2020, or as soon thereafter as practicable.

Very truly yours,

/s/ Christopher Bruno

President of RSE Markets, Inc.,

the Managing Member of RSE Collection, LLC

cc:

Sergio Chinos, Staff Attorney

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Dean Colucci, Esq.